Exhibit (a)(5)(N)

Press Release

Oracle Completes Initial Tender Offer for MICROS Systems, Inc. with approximately 82.8% of Shares Tendered;

Announces Subsequent Offering Period to Permit Additional Shares to be Tendered

Redwood Shores, Calif. – September 3, 2014

News Facts

Oracle Corporation (NYSE: ORCL) announced today that the initial tender offer, through its wholly owned subsidiary, Rocket Acquisition Corporation, for all outstanding shares of common stock of MICROS Systems, Inc. (NASDAQ: MCRS) (“MICROS”) expired at midnight (New York City time) at the end of September 2, 2014.

The depositary for the tender offer has advised Oracle that, as of the expiration of the initial tender offer period, approximately 62,093,103 shares of MICROS common stock (including approximately 2,096,274 shares subject to guaranteed delivery procedures) were properly tendered and not withdrawn in the tender offer, representing approximately 82.8% of the MICROS shares outstanding. All properly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Oracle also announced today that its subsidiary, Rocket Acquisition Corporation, has commenced a subsequent offering period to acquire all the remaining MICROS shares outstanding, which expires at midnight, New York City time, at the end of Friday, September 5, 2014, unless extended. During this subsequent offering period, holders of shares of MICROS common stock who did not previously tender their shares into the tender offer may do so, and such shares will be immediately accepted and promptly paid for after tendered. The same per share consideration paid during the initial offering period will be paid during the subsequent offering period. The procedures for tendering shares of MICROS common stock during the subsequent offering period are the same as those applicable to the initial tender offer period as described in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn. The subsequent offering period enables holders of MICROS shares who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis, rather than waiting to receive payment until the completion of the merger described below.

Following the expiration of the subsequent offering period, Oracle will complete the acquisition of MICROS through a merger, pursuant to the terms of the merger agreement. In the merger, each of the remaining shares of MICROS common stock will be converted into the right to receive $68.00 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share which was paid in the tender offer. Following the merger, MICROS will become a wholly-owned subsidiary of Oracle, and MICROS common stock will no longer be listed on NASDAQ.

About Oracle

Oracle engineers hardware and software to work together in the cloud and in your data center. For more information about Oracle (NYSE:ORCL), visit www.oracle.com.

Trademarks

Oracle and Java are registered trademarks of Oracle and/or its affiliates. Other names may be trademarks of their respective owners.

This document is for informational purposes only and may not be incorporated into a contract or agreement.

Contact Info

Deborah Hellinger Oracle Corporate Communications +1.212.508.7935 deborah.hellinger@oracle.com	Ken Bond Oracle Investor Relations +1.650.607.0349 ken.bond@oracle.com

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by Rocket Acquisition Corporation with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2014, as amended from time to time. In addition, on July 3, 2014, MICROS Systems, Inc. filed a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Stockholders of MICROS Systems, Inc. are urged to read these documents, all amendments thereto and other documents filed with the SEC carefully in their entirety because they contain important information about the tender offer. The tender offer statement and certain other offer documents, along with the Solicitation/Recommendation statement, will be made available to all stockholders of MICROS Systems, Inc. at no expense to them. These documents are available at no charge through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase, related Letter of Transmittal, the Solicitation/Recommendation statement and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, Innisfree, M&A Incorporated, toll-free at 888-750-5834.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and MICROS Systems, Inc., including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of MICROS Systems, Inc., anticipated customer benefits and general business outlook. When used in this document, the words “anticipates”, “can”, “will”, “look forward to”, “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or MICROS Systems, Inc., that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the risk that anticipated synergies of the combined companies may not be achieved after closing, the combined operations may not be successfully integrated in a timely manner, if at all, general economic conditions in regions in which either company does business, and the possibility that Oracle or MICROS Systems, Inc. may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or MICROS Systems, Inc. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither Oracle nor MICROS Systems, Inc. is under any duty to update any of the information in this document.

In addition, please refer to the documents that Oracle and MICROS Systems, Inc., respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and MICROS Systems, Inc’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither Oracle nor MICROS Systems, Inc. is under any duty to update any of the information in this document.